CARR RIGGS & INGRAM
Capital Advisors
A DIVISION OF
CARR, RIGGS & INGRAM CAPITAL, LLC

Carr, Riggs & Ingram Capital Advisors, LLC
7035 Halcyon Park Drive
Montgomery, AL 36117

(334) 386-5240
CRIadv.com

Exemption Report
December 31, 2021

Carr, Riggs & Ingram Capital Advisors, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William H. Carr, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: William H. Carr
Title: Managing Partner
Date: February 11, 2022